Aetna 151 Farmington Avenue Hartford, CT 06156
September 20, 2007	Judith H. Jones Counsel Law & Regulatory Affairs, RW61 Phone: (860) 273-0810 Fax: (860) 273-6939

Mr. Tim Buchmiller
Senior Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:    Aetna Inc. Definitive Proxy Statement Filed March 19, 2007
File No. 001-16095

Dear Mr. Buchmiller:

On August 21, 2007, we received your letter concerning your review of Aetna’s 2007 Definitive Proxy Statement.  Due to the need to seek input and advice from Aetna’s Committee on Compensation and Organization, we respectfully request an extension of the original due date requested by the Staff (September 21, 2007) in order to allow us to prepare a complete response.  We anticipate our response letter will be submitted to your office no later than October 19, 2007.

Sincerely,

/s/ Judith H. Jones
Judith H. Jones